FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

03016245

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

FOR 2/28/03

Form 8-K, February 25, 2003 Home Equity Mortgage Pass-Through Certificates, Series 2003-FFA	~~333-XXXXX~~ 333-37616
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAR 05 2003
THOMSON
FINANCIAL

RECEIVED
FEB 28 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: Helaine Hebble
Name: Helaine Hebble
Title: Vice President

Dated: February 27, 2003

DERIVED INFORMATION [02/24/03]

[104,000,000] Bonds Offered (Approximate)

FFMLT Series 2003-FFA Group II

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

FFMLT SERIES 2003-FFA GROUP II

[104,000,000] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2003-FFA Group II

Pricing Information

Offered Certificates:

Class	Class Principal Balance ($) (7)	Bond Type	Pass-Through Rate (2)	WAL (Years) (1)	Expected Ratings (S&P/Moody's)
II-A-1	[33,848,474]	Senior/Floater	LIBOR + []%	[0.99]	AAA/Aaa
II-A-2	[27,450,245]	Senior/Fixed	[]%	[2.98]	AAA/Aaa
II-A-3	[20,880,926]	Senior/Fixed	[]%	[7.76]	AAA/Aaa
II-A-IO	Notional (5)	Senior/Schedule IO	[7.00%] (6)	N/A	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/N/A
II-M-1	[10,142,425]	Mezzanine/Fixed	[]%	[6.69]	AA/Aa2
II-M-2	[5,461,305]	Mezzanine/Fixed	[]%	[6.69]	A/A2
II-B	[6,241,492]	Subordinate/Fixed	[]%	[6.58]	BBB-/Baa3
Total	[104,024,967]				

Non-Offered Certificates:

Class	Class Principal Balance ($) (7)	Bond Type	Pass-Through Rate (2)	WAL (Years)	Expected Ratings (S&P/Moody's)
II-X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	N/A

(1) The prepayment pricing ramp assumes [4%] CPR in month one, increasing by approximately [1.45%] CPR each month to [20%] CPR in month [12] and remaining at [20%] CPR thereafter. Bonds are priced to call.
(2) A Net Funds Cap caps the coupons on the Offered Certificates other than the Class II-A-IO.
(3) Receives the prepayment penalties collected on certain mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) A notional balance equal to the lesser of (i) the notional schedule included and (ii) the aggregate collateral balance for Group II. Notional schedule lasts for 30 periods. The last scheduled distribution date for the Class II-A-IO is August 25, 2005.
(6) Subject to a Net Rate Cap.
(7) Subject to a +/- 5% variance.

SUMMARY TERMS

Underwriters:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Pool Policy Provider:	Radian Insurance Inc.
Cut-off Date:	[February 1, 2003]
Deal Settlement:	On or about [February 28, 2003]
Investor Settlement:	On or about [February 28, 2003]
Distribution Dates:	25th day of each month (or, if not a business day, the next succeeding business day), beginning in March 2003
Accrual Periods:	With regard to the Offered Certificates, except the Class II-A-1 Certificates, (i) the calendar month immediately preceding the month in which such Distribution Date occurs (on a 30/360 day count basis). With regard to the Class II-A-1 Certificates (on an actual/360 day count basis), (i) for any Distribution Date other than the Distribution Date in March 2003, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in March 2003, the period commencing on the Deal Settlement Date through March 24, 2003
Delay Days:	0 days with respect to the Class II-A-1 Certificates and 24 days with respect to the other Offered Certificates
Collateral:	The mortgage loans are all fixed rate, closed-end, second liens originated exclusively by First Franklin Financial Corporation.
Legal Final:	February 25, 2033
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement, it is expected that the Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-IO, Class II-M-1, Class II-M-2, and Class II-B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.
Optional Termination:	[10%] clean-up call may be exercised once the aggregate of the principal balances of the entire deal is less than or equal to 10% of the Maximum Pool Balance for the entire deal.
Maximum Pool Balance:	The aggregate of the principal balances of the Group II mortgage loans as of the Cut-off Date. The Maximum Pool Balance is $104,024,867.
Pass-Through Rate:	On each of the Offered Certificates except the Class II-A-IO Certificates, the lesser of (i) the fixed rate for such Class (or, in the case of the Class II-A-1 Certificates, one-month LIBOR plus the margin for such

Class), subject to a Pass-Through Rate Step-up and (ii) the Net Funds Cap. For the Class II-A-IO Certificates, the lesser of (i) [7.00%] and (ii) the Net Rate Cap.

Pass-Through Rate Step-up: If the clean-up call is not exercised after the earliest date on which the clean-up call may be exercised, the Pass-Through Rate on the Offered Certificates will be increased by (i) the lesser of (a) 50 basis points and (b) the margin on the Class II-A-1 Certificates; (ii) by 50 basis points with respect to the other Offered Certificates. The Pass-Through Rate on the Class II-A-IO Certificates will not increase under any circumstances.

Net Funds Cap: With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the mortgage loans minus the sum of: (i) the servicing fee, (ii) the trustee fee, (iii) the credit risk manager fee, (iv) the Radian pool insurance premium and (iv) the Accrued Certificate Interest for the Class II-A-IO Certificates, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) (a) 1/12 in the case of all Offered Certificates except the Class II-A-1 Certificates (b) the actual number of days in the immediately preceding interest accrual period divided by 360 in the case of the Class II-A-1 Certificates.

Net Rate Cap: A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee rate, the trustee fee rate, the credit risk manager fee rate and the Radian pool insurance premium rate

Basis Risk Carry Forward Amount: If on any Distribution Date, the Pass-Through Rate on the Class II-A-1 Certificates is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest the Class II-A-1 Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.

Maximum Interest Rate: A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee rate, the trustee fee rate, the credit risk manager fee rate and the Radian pool insurance premium rate, multiplied by 30 divided by the actual number of days in the immediately preceding Accrual Period

Principal and Interest Advancing: The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Pool Policy: A private insurance policy insuring against losses on the Collateral of up to $13,523,233 (i.e., 13.00% of the Maximum Pool Balance), subject to carveouts, will be issued by Radian Insurance Inc. The Pool Policy will be available to make payments to the extent of any losses, net of losses attributable to special hazard, up to the amount remaining under the Pool Policy. The claim amount shall be an amount equal to the lesser of: (i) 110.00% of the unpaid principal balance due under the loan as of the date of default without capitalization of delinquent interest,

penalties or advances; or (ii) the sum of 100.00% of the unpaid principal balance due under the loan as of the date of default, plus the amount of the accumulated delinquent interest, computed to the date of claim payment at the loan rate of interest, plus foreclosure costs, including court costs and reasonable attorneys' fees, paid by the trustee.

2. Excess spread

3. Overcollateralization

4. Subordination (if applicable) in addition to 13.00% Pool Policy (see table below):

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
II-A	[21.00]%	[22.00]%	[44.00]%
II-M-1	[11.25]%	[12.25]%	[24.50]%
II-M-2	[6.00]%	[7.00]%	[14.00]%
II-B	[0.00]%	[1.00]%	[2.00]%

* Prior to stepdown date, based on Maximum Pool Balance.

** *On or after stepdown date, based on current pool balance.*

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [1.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [2.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class II-M-1, Class II-M-2, and Class II-B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in [March] 2006 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [44.00]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds 20.0% of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
Mar. 2003 – Feb. 2006	N/A
Mar. 2006 – Feb. 2007	[9.25%]
Mar. 2007 – Feb. 2008	[10.00%]
Mar. 2008 – Feb. 2008	[10.75%]
Mar. 2009 – Feb. 2010	[11.00%]
Mar. 2010 and thereafter	[11.50%]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently, to the Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-IO, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
2. To the Class II-M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. To the Class II-M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. To the Class II-B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Classes;
5. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in March 2008 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates until the respective Class Principal Balances are reduced to zero;
3. Sequentially, to the Class II-M-1, Class II-M-2 and Class II-B Certificates, in that order, until the respective Class Principal Balances are reduced to zero; and
4. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in March 2008 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates in accordance with the Target Credit Enhancement percentage for the Class II-A Certificates, until the respective Class Principal Balances are reduced to zero;
3. Sequentially, to the Class II-M-1, Class II-M-2 and Class II-B Certificates, in that order, in accordance with the Target Credit Enhancement percentages for each class; and
4. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class II-X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class II-M-1 Certificates, any unpaid realized loss amounts for such Class;

4. To the Class II-M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class II-B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class II-A-1 Certificates, any Basis Risk Carry Forward Amounts, for such Class;
7. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
8. To the Class II-X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

BOND SUMMARY

To Call

Class II-A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	1.78	1.26	0.99	0.82	0.71	0.57
First Pay (Years)	0.07	0.07	0.07	0.07	0.07	0.07
Last Pay (Years)	3.67	2.50	1.92	1.58	1.33	1.00

Class II-A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.76	3.94	2.98	2.35	1.93	1.44
First Pay (Years)	3.67	2.50	1.92	1.58	1.33	1.00
Last Pay (Years)	9.17	6.25	4.75	3.75	2.67	2.00

Class II-A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	14.55	10.3	7.76	6.18	4.88	2.68
First Pay (Years)	9.17	6.25	4.75	3.75	2.67	2.00
Last Pay (Years)	18.33	13.33	10.08	8.08	6.58	4.75

Class II-M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	12.61	8.87	6.69	5.38	4.69	4.52
First Pay (Years)	6.42	4.33	3.25	3.17	3.42	3.83
Last Pay (Years)	18.33	13.33	10.08	8.08	6.58	4.75

Class II-M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	12.61	8.87	6.69	5.36	4.56	3.91
First Pay (Years)	6.42	4.33	3.25	3.08	3.25	3.42
Last Pay (Years)	18.33	13.33	10.08	8.08	6.58	4.75

Class II-B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	12.45	8.73	6.58	5.26	4.44	3.63
First Pay (Years)	6.42	4.33	3.25	3.08	3.08	3.08
Last Pay (Years)	18.33	13.33	10.08	8.08	6.58	4.75

See next page for Bond Summary To Maturity

BOND SUMMARY

To Maturity

Class II-A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	1.78	1.26	0.99	0.82	0.71	0.57
First Pay (Years)	0.07	0.07	0.07	0.07	0.07	0.07
Last Pay (Years)	3.67	2.50	1.92	1.58	1.33	1.00

Class II-A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.76	3.94	2.98	2.35	1.93	1.44
First Pay (Years)	3.67	2.50	1.92	1.58	1.33	1.00
Last Pay (Years)	9.17	6.25	4.75	3.75	2.67	2.00

Class II-A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	14.58	11.21	8.76	7.01	5.58	3.04
First Pay (Years)	9.17	6.25	4.75	3.75	2.67	2.00
Last Pay (Years)	18.42	18.42	18.42	17.58	14.58	10.42

Class II-M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	12.63	9.52	7.38	5.93	5.15	5.13
First Pay (Years)	6.42	4.33	3.25	3.17	3.42	3.83
Last Pay (Years)	18.42	18.42	18.42	15.08	12.42	8.92

Class II-M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	12.63	9.52	7.29	5.83	4.96	4.19
First Pay (Years)	6.42	4.33	3.25	3.08	3.25	3.42
Last Pay (Years)	18.42	18.42	16.50	13.25	10.83	7.75

Class II-B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	12.46	9.06	6.85	5.47	4.61	3.75
First Pay (Years)	6.42	4.33	3.25	3.08	3.08	3.08
Last Pay (Years)	18.42	18.42	14.33	11.42	9.42	6.75

Net Funds Cap

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	6.6913%	6.6913%	6.6913%	6.6913%
2	6.7283%	6.7259%	6.7233%	6.7205%
3	6.7631%	6.7579%	6.7525%	6.7467%
4	6.7956%	6.7876%	6.7791%	6.7699%
5	6.8261%	6.8151%	6.8033%	6.7904%
6	6.8546%	6.8406%	6.8253%	6.8083%
7	6.8814%	6.8642%	6.8451%	6.8237%
8	6.9066%	6.8861%	6.8630%	6.8367%
9	6.9301%	6.9064%	6.8791%	6.8473%
10	6.9523%	6.9251%	6.8933%	6.8556%
11	6.9734%	6.9431%	6.9072%	6.8638%
12	6.9935%	6.9604%	6.9207%	6.8719%
13	7.0126%	6.9771%	6.9339%	6.8799%
14	7.0308%	6.9931%	6.9466%	6.8877%
15	7.0481%	7.0085%	6.9590%	6.8955%
16	7.0646%	7.0233%	6.9711%	6.9031%
17	7.0803%	7.0375%	6.9828%	6.9106%
18	7.0952%	7.0512%	6.9942%	6.9179%
19	7.1094%	7.0643%	7.0053%	6.9252%
20	7.1230%	7.0770%	7.0161%	6.9324%
21	7.1359%	7.0891%	7.0266%	6.9394%
22	7.1481%	7.1008%	7.0367%	6.9463%
23	7.1598%	7.1120%	7.0466%	6.9532%
24	7.1709%	7.1228%	7.0563%	6.9599%
25	7.1815%	7.1332%	7.0656%	6.9665%
26	7.1916%	7.1432%	7.0747%	6.9731%
27	7.2012%	7.1528%	7.0836%	6.9795%
28	7.2103%	7.1620%	7.0922%	6.9858%
29	7.2190%	7.1709%	7.1005%	6.9921%
30	7.2273%	7.1794%	7.1086%	6.9982%
31	7.3911%	7.3911%	7.3911%	7.3911%
32	7.3911%	7.3911%	7.3911%	7.3911%
33	7.3911%	7.3911%	7.3911%	7.3911%
34	7.3911%	7.3911%	7.3911%	7.3911%
35	7.3911%	7.3911%	7.3911%	7.3911%
36	7.3911%	7.3911%	7.3911%	7.3910%

This table was run assuming 30/360 day count basis.

Class II-A-IO notional schedule

Distribution Date	Notional Balance ($)
20030325	10,402,487
20030425	9,811,960
20030525	9,254,890
20030625	8,729,383
20030725	8,233,655
20030825	7,766,020
20030925	7,324,890
20031025	6,908,764
20031125	6,516,227
20031225	6,145,946
20040125	5,796,659
20040225	5,467,180
20040325	5,156,386
20040425	4,863,221
20040525	4,586,685
20040625	4,325,837
20040725	4,079,790
20040825	3,847,704
20040925	3,628,790
20041025	3,422,300
20041125	3,227,532
20041225	3,043,821
20050125	2,870,541
20050225	2,707,101
20050325	2,552,942
20050425	2,407,540
20050525	2,270,398
20050625	2,141,047
20050725	2,019,046
20050825	1,903,978

In September 2005 and thereafter, the Notional Balance is $0.

Statistical Collateral Summary – Group II

All information on the Collateral is approximate and is based off of scheduled balances as of the 02/01/03 cutoff date. The final numbers will be found in the prospectus supplement.

		Min	Max
Total Number of Loans	2368		
Total Outstanding Loan Balance	$ 104,024,867.11		
Average Loan Current Balance	$43,929.42	$9,967.23	$253,198.75
Weighted Average Combined LTV	98.83%	52.09%	100.00%
Weighted Average Coupon	10.45%	7.125%	13.750%
Weighted Average FICO (Non-Zero)	672		
Weighted Average Age (Months)	3		
% Prepayment Penalties	80.69%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	7.001 - 7.500	1	54,791.41	0.05
	7.501 - 8.000	1	18,960.28	0.02
	8.001 - 8.500	18	974,557.20	0.94
	8.501 - 9.000	125	4,700,380.45	4.52
	9.001 - 9.500	377	20,604,937.64	19.81
	9.501 - 10.000	413	21,870,551.84	21.02
	10.001 - 10.500	197	8,160,102.78	7.84
	10.501 - 11.000	375	15,940,457.60	15.32
	11.001 - 11.500	274	11,158,203.64	10.73
	11.501 - 12.000	313	11,849,191.02	11.39
	12.001 - 12.500	187	6,280,228.06	6.04
	12.501 - 13.000	67	1,906,198.73	1.83
	13.001 - 13.500	18	466,337.88	0.45
	13.501 - 14.000	2	39,968.58	0.04
	Total:	**2,368**	**104,024,867.11**	**100.00**

		Loan Count	Balance	%
FICO	576 - 600	4	90,817.58	0.09
	601 - 625	430	15,027,920.79	14.45
	626 - 650	626	24,561,916.91	23.61
	651 - 675	508	22,548,107.54	21.68
	676 - 700	311	15,692,806.62	15.09
	701 - 725	237	12,751,832.21	12.26
	726 - 750	119	5,847,602.56	5.62
	751 - 775	86	4,674,099.71	4.49
	776 - 800	45	2,712,272.83	2.61
	801 - 825	2	117,490.36	0.11
	Total:	**2,368**	**104,024,867.11**	**100.00**

Scheduled Balance		Loan Count	Balance	%
	0.01 - 25,000.00	566	10,461,806.56	10.06
	25,000.01 - 50,000.00	1,076	38,272,611.30	36.79
	50,000.01 - 75,000.00	472	28,732,264.25	27.62
	75,000.01 - 100,000.00	154	13,118,860.63	12.61
	100,000.01 - 125,000.00	50	5,588,561.67	5.37
	125,000.01 - 150,000.00	32	4,390,316.79	4.22
	150,000.01 - 175,000.00	11	1,842,941.89	1.77
	175,000.01 - 200,000.00	1	178,930.22	0.17
	200,000.01 - 225,000.00	2	436,671.02	0.42
	225,000.01 - 250,000.00	3	748,704.03	0.72
	250,000.01 - 275,000.00	1	253,198.75	0.24
	Total:	**2,368**	**104,024,867.11**	**100.00**

Combined LTV		Loan Count	Balance	%
	50.01 - 60.00	1	249,696.01	0.24
	70.01 - 80.00	7	621,696.42	0.60
	80.01 - 90.00	62	4,510,782.42	4.34
	90.01 - 100.00	2,298	98,642,692.26	94.83
	Total:	**2,368**	**104,024,867.11**	**100.00**

Documentation Type		Loan Count	Balance	%
	Full	2,308	101,223,384.73	97.31
	Reduced (partial)	60	2,801,482.38	2.69
	Total:	**2,368**	**104,024,867.11**	**100.00**

Occupancy Status		Loan Count	Balance	%
	Investment	2	43,458.48	0.04
	Primary	2,366	103,981,408.63	99.96
	Total:	**2,368**	**104,024,867.11**	**100.00**

State		Loan Count	Balance	%
	California	1,051	63,108,055.87	60.67
	Florida	138	4,495,600.93	4.32
	Texas	111	3,204,655.31	3.08
	Oregon	89	3,082,646.70	2.96
	Washington	85	2,897,942.00	2.79
	Ohio	92	2,494,693.02	2.40
	Michigan	66	2,344,452.63	2.25
	Tennessee	79	1,874,982.88	1.80
	North Carolina	63	1,841,483.41	1.77
	Nevada	50	1,804,290.38	1.73
	Colorado	44	1,791,416.07	1.72
	Utah	61	1,733,689.40	1.67
	Illinois	47	1,545,177.79	1.49

(Continued on page 3)

		Loan Count	Balance	%
State *(cont'd)*	Arizona	48	1,507,619.54	1.45
	Connecticut	21	903,973.74	0.87
	Other	323	9,394,187.44	9.03
	Total:	**2,368**	**104,024,867.11**	**100.00**

		Loan Count	Balance	%
Purpose	Construction/Permanent	1	61,467.81	0.06
	Purchase	2,055	89,065,654.71	85.62
	Refinance - Cashout	246	11,400,661.28	10.96
	Refinance - Rate Term	66	3,497,083.31	3.36
	Total:	**2,368**	**104,024,867.11**	**100.00**

		Loan Count	Balance	%
Product Type	Fixed	2,368	104,024,867.11	100.00
	Total:	**2,368**	**104,024,867.11**	**100.00**

		Loan Count	Balance	%
Property Type	2-4 Family	72	3,123,717.91	3.00
	Condo	212	9,158,139.67	8.80
	PUD	410	20,591,788.94	19.80
	Single Family Residence	1,674	71,151,220.59	68.40
	Total:	**2,368**	**104,024,867.11**	**100.00**

		Loan Count	Balance	%
Lien Position	2	2,368	104,024,867.11	100.00
	Total:	**2,368**	**104,024,867.11**	**100.00**

Break-even CDR

Assumptions:

LIBOR fwd curve (02/21/03 close)
100% severity
100% servicer advancing
6 month loss lag
100 PPC to maturity
Pool policy reimburses losses immediately

Bond	Coupon
II-A-1	L+20
II-A-2	3.20
II-A-3	5.30
II-M-1	5.20
II-M-2	6.20
II-B	6.50

Rating S&P/Moody's	Bond	B/E CDR	Cum Loss (%)	WAL
AA/Aa2	II-M-1	8.21	28.30	6.99
A/A2	II-M-2	5.01	19.00	6.42
BBB-/Baa3	II-B	3.51	14.00	6.30